Exhibit 99.1

Renren Announces Unaudited First Quarter 2011 Financial Results

BEIJING, China, June 20, 2011 — Renren Inc. (NYSE: RENN), the leading real-name social networking internet platform in China (“Renren” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Total net revenues were US$20.6 million, a 46.6% increase from the corresponding period in 2010.

•	Online advertising revenues were US$8.1 million, a 100.5% increase from the corresponding period in 2010.

•	Gross profit was US$16.5 million, a 57.6% increase from the corresponding period in 2010.

•	Net loss was US$2.6 million, a 78.5% decrease from the corresponding period in 2010.

•	Adjusted[1] net loss was US$1.1 million, compared to US$0.6 million adjusted net income in the corresponding period in 2010.

“I am pleased to report a robust first quarter, in particular the doubling of our advertising revenues compared to the same period last year. During the first quarter, our business progress was highlighted by the strong growth in our user base and user engagement level, which has been driven by our relentless focus on providing the best user experience and the ongoing adoption of real-name SNS service in China,” said Joseph Chen, Chairman and Chief Executive Officer.

“Our brand continues to strengthen. Our recent IPO has helped heighten Renren brand awareness and popularity among our users, business partners, advertisers and future employees,” Mr. Chen continued.

“We expect the growth of the SNS market in China’s dynamic Internet market to remain strong in 2011. We will launch more innovative products and new services that appeal to our users and anticipate evolving user preferences and industry changes. Looking forward, I am confident that Renren will continue to lead the real-name SNS industry development in China,” Mr. Chen added.

Hui Huang, Renren’s Chief Financial Officer, commented, “Our company is still in the early stages of monetization. We want to build a strong foundation for sustainable long-term growth by investing significantly in research & development, sales & marketing, and strategic acquisitions and business partnerships. The US$779 million capital we raised during our IPO on May 4, 2011, and the concurrent private placement will add to our competitive advantages and efforts to strengthen our leading position in the real-name SNS market in China.”

First Quarter 2011 Results

Net revenues for the first quarter of 2011 were US$20.6 million, representing a 46.6% increase from the corresponding period in 2010.

Online advertising revenues were US$8.1 million, representing an increase of 100.5% from the corresponding period in 2010. The significant increase was attributable to the growth of our SNS platform and user base which attracted more advertisers to our advertising services. The number of our activated users increased from approximately 91 million as of March 31, 2010 to approximately 117 million as of March 31, 2011, and further to approximately 122 million as of May 31, 2011. The monthly unique log-in users increased from approximately 23 million in March 2010 to approximately 31 million in March 2011, and to approximately 33 million in May 2011.

[1]

Explanation of the Company’s Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “About Non-GAAP Financial Measures” and the “Reconciliations of Non-GAAP results of operations measures to the comparable GAAP financial measures”.

Internet Value-Added Services (IVAS) revenues were US$12.4 million, representing a 24.7% increase from the corresponding period in 2010. The increase in IVAS revenues was due to increases in both online games revenues and other IVAS revenues. Online games revenues were US$9.1 million for the first quarter of 2011, an 11.3% increase from the corresponding period in 2010. Other IVAS revenues were US$3.3 million for the first quarter of 2011, an 87.6% increase from the corresponding period in 2010. Within other IVAS revenues, our social commerce services (Nuomi.com), which was launched in June 2010, had US$0.9 million of net revenues for the first quarter of 2011.

Cost of revenues was US$4.1 million, a 14.4% increase from the corresponding period in 2010. As a percentage of our total net revenues, our cost of revenues was 19.8% for the first quarter of 2011, compared to 25.4% for the corresponding period in 2010. Our cost of revenues for the first quarter of 2011 included approximately US$23,000 for our social commerce services (Nuomi.com).

Operating expenses were US$21.2 million, an 88.6% increase from the corresponding period in 2010. Our operating expenses for the first quarter of 2011 included US$4.6 million for our social commerce services (Nuomi.com).

Selling and marketing expenses were US$9.8 million, a 101.5% increase from the corresponding period in 2010, primarily due to our brand advertisement campaign for Nuomi and increased sales commission for our advertising sales team due to increased advertising sales.

Research and development expenses were US$8.4 million, a 79.6% increase from the corresponding period in 2010, primarily due to the increase in research & development staffing.

General and administrative expenses were US$3.0 million, a 76.3% increase from the corresponding period in 2010, primarily due to the growth of our company size and business.

Share-based compensation expenses, which are all included in the operating expenses, were US$1.3 million, and increased from US$0.6 million for the corresponding period in 2010.

Loss from continuing operations was US$2.6 million, a 75.6% decrease from a loss from continuing operations of US$10.7 million in the corresponding period of 2010.

Net loss was US$2.6 million, a 78.5% decrease from a net loss of US$12.1 million in the corresponding period of 2010.

Adjusted net loss (a non-GAAP financial measure) was US$1.1 million for the first quarter of 2011, compared to US$0.6 million adjusted net income for the first quarter of 2010. Adjusted net income (loss) is herein defined as income (loss) from continuing operations excluding non-cash share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010), amortization of intangible assets and impairment of intangible assets.

Business Outlook

For the second quarter of 2011, the Company expects to generate revenues in an amount ranging from US$29 million to US$30 million, representing 46% to 51% year-on-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Renren’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Monday, June 20, 2011 (Beijing/Hong Kong Time: 8:00 a.m., Tuesday, June 21, 2011).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode Renren, 10-15 minutes prior to the initiation of the call.

U.S. Dial In: +1 (866) 700-6293

China Toll Free: 10 800 130 0399, 10 800 852 1490, or 10 800 152 1490

Hong Kong Toll free: 800963844

Hong Kong Toll: +852 30021672

International Dial In: + 1 (617) 213-8835

Participant Passcode: Renren

A replay of the call will be available for one week and dial in information is as follows:

Replay

U.S. Dial In: +1(888) 286-8010

International Dial In: +1 (617) 801-6888

Passcode: 74824464

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for six months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real-name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website nuomi.com, and the newly launched professional and business social networking service website jingwei.com. It had approximately 122 million activated users as of May 31, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: adjusted net income (loss). We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Caroline Straathof

IR Inside

Tel: (the Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	December 31, 2010	March 31, 2011
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	136,063	334,785
Short-term investments	62,318	44,504
Accounts receivable, net	12,815	12,605
Deposit for investment	—	991
Prepaid expenses and other current assets	7,274	12,508
Amounts due from related parties	218,456	20,394
Deferred tax assets-current	593	631

Total current assets	437,519	426,418

Non-current assets:
Equipment, net	11,307	9,973
Intangible assets, net	2,747	2,599
Goodwill	4,420	4,464
Deferred tax assets-noncurrent	481	532

Total non-current assets	18,955	17,568

TOTAL ASSETS	456,474	443,986

LIABIILITIES, CONVERTIBLE REDEEMABLE PREFERRED
SHARES AND EQUITY (DEFICIT)

Current liabilities:
Accounts payable	6,443	8,004
Accrued expenses and other payables	14,408	17,877
Deferred revenue	4,476	5,449
Income tax payable	64	380

Total current liabilities	25,391	31,710

Non-current liabilities :
Deferred tax liabilities-noncurrent	516	517

Total non-current liabilities	516	517

TOTAL LIABILITES	25,907	32,227

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)-Continued

Commitments

Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, issuance price $0.223 per share; 128,048,440 and 128,048,440 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	28,520	28,520

Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, redemption and issuance price $0.993 per share; 434,204,890 and 434,204,890 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	571,439	571,439

Shareholders’ Equity (Deficit):
Series A convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 85,100,000 and 85,100,000 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	85	85
Series B convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 81,501,540 and 81,501,540 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	82	82
Ordinary shares (US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 and 212,818,540 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	211	213
Additional paid-in capital	9,470	11,020
Subscription receivable	(4,909)	(4,909)
Accumulated deficit	(223,572)	(226,172)
Statutory reserves	2,595	2,595
Accumulated other comprehensive income	46,646	28,886

Total equity (deficit)	(169,392)	(188,200)

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	456,474	443,986

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2010	December 31, 2010	March 31, 2011
	US$	US$	US$
Net revenues
Online advertising	4,055	9,003	8,130
IVAS	9,965	11,894	12,422

Total net revenues	14,020	20,897	20,552

Cost of revenues	(3,558)	(4,222)	(4,069)

Gross profit	10,462	16,675	16,483
Operating expenses:
Selling and marketing	(4,852)	(4,777)	(9,776)
Research and development	(4,690)	(7,094)	(8,425)
General and administrative	(1,677)	(1,739)	(2,957)
Impairment of intangible assets	—	(739)	—

Total operating expenses	(11,219)	(14,349)	(21,158)

(Loss) gain from operations	(757)	2,326	(4,675)
Change in fair value of warrants	(10,512)	(37,722)	—
Exchange gain on dual currency deposit	326	272	2,013
Interest income	49	104	323
Gain on disposal of cost method investment	—	40	—

Loss before provision of income tax, minority interests and discontinued operations	(10,894)	(34,980)	(2,339)

Income tax (expense) benefit	232	745	(261)

Loss from continuing operations	(10,662)	(34,235)	(2,600)

Discontinued operations:
Loss from operation of discontinued operations, net of tax	—	(966)	—
Gain (loss) on disposal of discontinued operations	(1,413)	1,341	—

Loss (gain) on discontinued operations, net of tax	(1,413)	375	—

Net loss	(12,075)	(33,860)	(2,600)

Net loss per share, basic and diluted	(0.05)	(0.15)	(0.01)
Net loss per ADS, basic and diluted	(0.14)	(0.46)	(0.04)
Shares used in computation, basic and diluted	250,772,640	220,729,250	212,237,410
ADS used in computation, basic and diluted	83,590,880	73,576,417	70,745,803

Reconciliations of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted Net Income (Loss)

	For the Three Months Ended
(Amounts in thousands)	March 31, 2010	December 31, 2010	March 31, 2011
	US$	US$	US$
Loss from continuing operations	(10,662)	(34,235)	(2,600)
Add back: Shared-based compensation expenses	641	796	1,325
Add back: Change in fair value of warrants	10,512	37,722	—
Add back: Amortization of intangible assets	154	176	175
Add back: Impairment of intangible assets	—	739	—

Adjusted net income (loss)	645	5,198	(1,100)